Exhibit 99.1

February 19, 2010

FOR RELEASE AT 8:00 am ET

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net

China Cablecom Announces Reverse Share Split

Share consolidation enables Company to maintain its qualification for listing on the NASDAQ Stock Market

SHANGHAI, CHINA--(PR Newswire- FirstCall – February 19, 2010) - China Cablecom Holdings, Ltd. ("China Cablecom" or the “Company”) (NASDAQ: CABL) (NASDAQ: CABLW) (NASDAQ: CABLU), a joint-venture provider of cable television services in the People's Republic of China (“PRC”), today announced that its Board of Directors have approved a one-for-three reverse share split of its ordinary shares, effective on March 1, 2010 at the close of the business day.

As a result of the reverse share split, every three shares of issued and outstanding China Cablecom ordinary shares will be automatically combined into one issued and outstanding ordinary share. The par value of the combined ordinary share is US $0.0015, being the aggregate par value of the three ordinary shares combined into one. The number of authorized ordinary shares of the Company will also be proportionately reduced.

China Cablecom ordinary shares will start trading on a reverse share split-adjusted basis on or about market open on March 1, 2010, under the new CUSIP number G21176303.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom has consummated the acquisition of a 55 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 1,100,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.67 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to numerous risks, uncertainties and assumptions, Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity.. The forward-looking statements herein speak only as of the date stated herein and might not occur or the actual results may differ materially in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors, as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Annual Report on Form 20-F filed on July 15, 2009.

CONTACT:
China Cablecom Holdings, Ltd. Debra Chen
Phone: 917.499.8129
Email: debra@chinacablecom.net